TerraVia Holdings, Inc.

225 Gateway Boulevard

South San Francisco, CA 94080

August 3, 2016	VIA EDGAR

Re:	TerraVia Holdings, Inc. (the “Registrant”)

Registration Statement on Form S-3

Registration No. 333-212448

Request for Acceleration

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Long

Dear Ms. Long:

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the effective date of its Registration Statement on Form S-3 (File No. 333-212448) (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on August 5, 2016 or as soon thereafter as is practicable.

The Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alan F. Denenberg, Davis Polk & Wardwell LLP, at (650) 752-2004 with any questions you may have concerning this request. In addition, please notify Mr. Denenberg when the request for acceleration has been granted.

Sincerely,

TerraVia Holdings, Inc.

By:	/s/ Tyler W. Painter
	Name:	Tyler W. Painter
	Title:	Chief Financial Officer and Chief Operating Officer